SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 3)

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

Blink Charging Co.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

09354A100

(CUSIP Number)

February 14, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 09354A1007

1	Names of reporting persons Horton Capital Partners Fund, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 798,918 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 798,918 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 798,918 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.2% (See Item 4)
12	Type of reporting person (see instructions) WC

SCHEDULE 13G

CUSIP No. 09354A1007

1	Names of reporting persons Horton Capital Partners, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 798,918 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 798,918 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 798,918 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.2% (See Item 4)
12	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 09354A1007

1	Names of reporting persons Horton Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 798,918 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 798,918 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 798,918 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.2% (See Item 4)
12	Type of reporting person (see instructions) OO; IA

SCHEDULE 13G

CUSIP No. 09354A1007

1	Names of reporting persons Joseph M. Manko, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 798,918 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 798,918 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 798,918 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.2% (See Item 4)
12	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 09354A1007

Item 1(a).	Name of Issuer:

Blink Charging Co.

Item 1(b).

Address of Issuer’s Principal Executive Offices:

1691 Michigan Avenue, Suite 601

Miami Beach, Florida 33139

Item 2(a).

Name of Person(s) Filing:

This statement is filed by Horton Capital Partners Fund, LP (“HCPF”), Horton Capital Partners LLC (“HCP”), Horton Capital Management, LLC (“HCM”) and Joseph M. Manko, Jr. (collectively with HCPF, HCP and HCM, the “Reporting Persons”), with respect to shares of common stock of the above-named issuer owned by HCPF, a Delaware limited partnership.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 20, 2018 (the “Agreement”), a copy of which is filed with this Schedule 13G Amendment as Exhibit 99.2. Pursuant to the Agreement, the Reporting Persons agreed to file Schedule 13G and all subsequent amendments to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 1717 Arch Street, Suite 3920, Philadelphia, PA 19103.

Item 2(c).

Citizenship or Place of Organization:

HCPF is a Delaware limited partnership. Each of HCP and HCM is a Delaware limited liability company. Mr. Manko is a United States citizen.

Item 2(d).

Title of Class of Securities:

Common Stock, Par Value $0.01 Per Share

Item 2(e).

CUSIP Number:

09354A100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G

CUSIP No. 09354A100

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages used herein are calculated upon 19,228,892 of common stock issued and outstanding after the offering as of February 14, 2018, pursuant to the Form 424B4 filed by the Issuer on February 16, 2018.

As of the close of business on February 14, 2018:

1. HCPF

(a) Amount beneficially owned: 798,918*

(b) Percent of class: 4.2%*

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 798,918*

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 798,918*

2. HCP

(a) Amount beneficially owned: 798,918*

(b) Percent of class: 4.2%*

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 798,918*

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 798,918*

3. HCM

(a) Amount beneficially owned: 798,918*

(b) Percent of class: 4.2%*

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 798,918*

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 798,918*

4. Mr. Manko

(a) Amount beneficially owned: 798,918*

(b) Percent of class: 4.2%*

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 798,918*

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 798,918*

HCPF owns directly 4,800 shares of Common Stock and 24,180 shares of Series C Preferred Stock that will convert into an aggregate of 794,118 shares of Common Stock based on receiving shares worth $2,700,000 (based on the number of outstanding Series C Preferred Shares owned by HCPF (i) divided by the public offering price of $4.25, (ii) multiplied by 80%). Pursuant to investment management agreements, HCM maintains investment and voting power with respect to the securities held by HCPF. HCP is the general partner of HCPF. Mr. Manko is the managing member of both HCM and HCP.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2018	HORTON CAPITAL PARTNERS FUND, LP By:Horton Capital Partners, LLC, its General Partner

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC.

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.